FILED BY ROSLYN BANCORP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: ROSLYN BANCORP, INC.
                                                     COMMISSION FILE NO. 0-28886

FOR IMMEDIATE RELEASE


Contact:  Ilene A. Angarola                       Contact:  Mary M. Feder
          First Senior Vice President                       Vice President
          Investor Relations                                Investor Relations
          New York Community Bancorp, Inc.                  Roslyn Bancorp, Inc.
          (516) 683-4420                                    (516) 942-6150


       MERGER OF NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.
       -------------------------------------------------------------------
                            IS PROCEEDING ON SCHEDULE
                            -------------------------


Westbury, N.Y. and Jericho, N.Y. -- September 23, 2003 - New York Community Bancorp, Inc. (NYSE: NYB) and Roslyn Bancorp, Inc. (Nasdaq: RSLN) today announced that they have received the regulatory clearances for their merger from the Securities and Exchange Commission, the Federal Reserve Bank of New York, and the Federal Deposit Insurance Corporation, and understand that the New York State Banking Department has included consideration of the merger on its agenda for its October 2, 2003 meeting.

Subject to the approval of both companies' shareholders, the merger of Roslyn Bancorp with and into New York Community Bancorp is currently expected to take place at the close of business on October 31, 2003. Shareholders of both companies will be asked to vote in favor of the merger at their respective special meetings, to be held on October 29, 2003. In connection with the meetings, a joint proxy statement/prospectus will be mailed on or about September 25th to shareholders of record at September 12, 2003.

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The Company currently serves its customers through a network of 108 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six community divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 52 in-store branches, the Bank is one of the leading producers of multi-family loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.


                                  - continued -

NYB/RSLN Merger is Proceeding on Schedule                                      2
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Roslyn Bancorp, Inc. is the $10.8 billion holding company for The Roslyn Savings
Bank and is among the five largest publicly traded thrift institutions in New York. The Bank operates 39 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens, and the Bronx. Additional information about the Company is available at www.roslyn.com.

New York Community Bancorp and Roslyn Bancorp have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Roslyn Bancorp may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.


             FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS
             ------------------------------------------------------


THIS RELEASE, AND OTHER WRITTEN MATERIAL, AND STATEMENTS MANAGEMENT MAY MAKE, MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S PROSPECTIVE PERFORMANCE AND STRATEGIES WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY INTENDS SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND IS INCLUDING THIS STATEMENT FOR PURPOSES OF SAID SAFE HARBOR PROVISIONS.


                                  - continued -

NYB/RSLN Merger is Proceeding on Schedule                                      3
-----------------------------------------


FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND DESCRIBE FUTURE PLANS, STRATEGIES, AND EXPECTATIONS OF THE COMPANY, ARE GENERALLY IDENTIFIED BY USE OF THE WORDS "PLAN," "BELIEVE," "EXPECT," "INTEND," "ANTICIPATE," "ESTIMATE," "PROJECT," OR SIMILAR EXPRESSIONS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE ACTUAL EFFECTS OF ITS PLANS OR STRATEGIES IS INHERENTLY UNCERTAIN. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM ANTICIPATED RESULTS.

FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN MARKET INTEREST RATES, GENERAL ECONOMIC CONDITIONS, LEGISLATION, AND REGULATION; CHANGES IN THE MONETARY AND FISCAL POLICIES OF THE U.S. GOVERNMENT, INCLUDING POLICIES OF THE U.S. TREASURY AND THE FEDERAL RESERVE BOARD; CHANGES IN THE QUALITY OR COMPOSITION OF THE LOAN OR INVESTMENT PORTFOLIOS; CHANGES IN DEPOSIT FLOWS, COMPETITION, AND DEMAND FOR FINANCIAL SERVICES, LOAN, DEPOSIT, AND INVESTMENT PRODUCTS IN THE COMPANY'S LOCAL MARKETS; CHANGES IN ACCOUNTING PRINCIPLES AND GUIDELINES; WAR OR TERRORIST ACTIVITIES; AND OTHER ECONOMIC, COMPETITIVE, GOVERNMENTAL, REGULATORY, GEOPOLITICAL, AND TECHNOLOGICAL FACTORS AFFECTING THE COMPANY'S OPERATIONS, PRICING, AND SERVICES.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE PROPOSED MERGER WITH ROSLYN BANCORP, INC. TO DIFFER MATERIALLY FROM THE EXPECTATIONS STATED IN THIS RELEASE: THE ABILITY OF THE TWO COMPANIES TO OBTAIN THE REQUIRED SHAREHOLDER OR REGULATORY APPROVALS OF THE MERGER; THE ABILITY TO EFFECT THE PROPOSED RESTRUCTURING; THE ABILITY OF THE COMPANIES TO CONSUMMATE THE MERGER; THE ABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES FOLLOWING THE MERGER; A MATERIALLY ADVERSE CHANGE IN THE FINANCIAL CONDITION OF EITHER COMPANY; THE ABILITY TO FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; AND THE ABILITY TO REALIZE THE EXPECTED COST SAVINGS AND REVENUES ON A TIMELY BASIS.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS RELEASE. EXCEPT AS REQUIRED BY APPLICABLE LAW OR REGULATION, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.